SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

View, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92671V304

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V304	Schedule 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,483 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,483 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the 366,666 warrants to purchase the Issuer’s Class A Common Stock at a price of $11.50 per share, subject to the terms thereof (the “Warrants”) held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation (as defined herein), this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes (as defined herein) held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split (as defined herein)).

(2)	This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission (as defined herein) on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V304	Schedule 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,483 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,483 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V304	Schedule 13D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS
CF Finance Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
239,352 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
239,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
239,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 233,241 shares of Class A Common Stock and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC.

(2)	This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V304	Schedule 13D	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS
Cantor Fitzgerald Securities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,131 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V304	Schedule 13D	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS
CF Principal Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V304	Schedule 13D	Page 7 of 11 Pages

1		NAMES OF REPORTING PERSONS
Cantor Fitzgerald & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,131 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1)	This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co.

(2)	This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V304	Schedule 13D	Page 8 of 11 Pages

1		NAMES OF REPORTING PERSONS
Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
242,483 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,483 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)	This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V304	Schedule 13D	Page 9 of 11 Pages

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 26, 2023 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 6, 2024 (together with this Amendment No. 2, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of View, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except to the extent set forth in this Amendment No. 2, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On April 2, 2024, the Issuer, View Operating Corporation, and Iotium, Inc. (collectively, the “Debtors”) entered into a Restructuring Support Agreement (including all exhibits thereto, the “Restructuring Support Agreement”) with (i) lenders, including certain of the Reporting Persons, holding 100% of the aggregate principal amount of the Credit Agreement (as defined in the Original Schedule 13D), (ii) holders of Existing Notes (as defined in the Original Schedule 13D), including certain of the Reporting Persons, holding 90.3% of the aggregate principal amount of the Existing Notes (the parties described in (i) and (ii) collectively, the “Consenting Creditors”), and (iii) affiliate non-debtor guarantors View Smart Building Technology Inc., Iotium Systems Private Limited, and Iotium Systems Australia PTY LTD (together, the “Consenting Non-Debtor Guarantors”). Specifically, the following Reporting Persons and their affiliates are parties to the Restructuring Support Agreement: (i) CF Principal Investments, LLC, as a Consenting Creditor, (ii) CF Finance Holdings II, LLC and Cantor Fitzgerald & Co., as consenting stakeholders, (iii) CFV Investments, LLC, as a proposed lender under the DIP Facility (as defined below), and (iv) Cantor Fitzgerald Securities, as a proposed lender under the proposed exit financing facility.

The Restructuring Support Agreement reflects an agreement to implement a prepackaged restructuring of the Company and other Debtors through the commencement of voluntary chapter 11 cases under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with a prepackaged chapter 11 plan (the “Prepackaged Plan”), by which holders of the Debtors’ existing funded debt will receive 100% of the equity of the reorganized Company.

The transactions contemplated by the Restructuring Support Agreement and the Prepackaged Plan include, among other things: (i)  the conversion of the senior secured term loans under the Credit Agreement into 54.2% of the equity interests of the reorganized Company; (ii) the conversion of the Existing Notes into 10% of the equity interests of the reorganized Company; (iii) issuance of 35.8% of equity interests in the reorganized Company to the lenders that provide the Tranche C Funding Commitment (as defined in the Restructuring Support Agreement); and (iv) the cancellation of all existing equity interests of all Debtors, including the Issuer’s Class A Common Stock and warrants held by the Reporting Persons.

The Restructuring Support Agreement also contemplates a $17.5 million debtor-in-possession (“DIP”) financing facility to be provided by certain existing lenders or affiliates thereof (including CFV Investments, LLC), which may be rolled into an exit facility and upon emergence, a $32.5 million new-money exit financing facility to be provided by certain existing lenders or affiliates thereof (including CFS). Specifically, pursuant to a term sheet dated April 2, 2024 (the “DIP Term Sheet”), by and among the Company, as Borrower, the other Debtors, as guarantors, CFS, as administrative agent, and the lenders party thereto, including CFV Investments, LLC (collectively, the “DIP Lenders”), and in connection with the Chapter 11 Cases and the Restructuring Support Agreement, the DIP Lenders have agreed to provide a priming, senior secured, superpriority debtor-in-possession delayed draw term loan facility (the “DIP Facility”) in an aggregate principal amount equal to up to $17,500,000 to the Company on the terms set forth in the DIP Term Sheet, the Bankruptcy Court’s (as defined below) order governing the DIP Facility and any other definitive documentation to be negotiated, executed, and delivered by the Company, CFS, and the DIP Lenders in connection therewith. The DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for DIP financings of this type, as described in the DIP Term Sheet.

CUSIP No. 92671V304	Schedule 13D	Page 10 of 11 Pages

The Restructuring Support Agreement contains customary representations, warranties, affirmative and negative covenants, and events of default. The Restructuring Support Agreement contains milestones relating to the Chapter 11 Cases (as defined below), which include the dates by which the Debtors are required to, among other things, file certain motions and documents (including the Prepackaged Plan and disclosure statement for the Prepackaged Plan (the “Disclosure Statement”)) with the Bankruptcy Court, obtain certain orders of the Bankruptcy Court, and consummate the Debtors’ emergence from chapter 11 protection.

The Restructuring Support Agreement may be mutually terminated by the Required Consenting Creditors (as defined in the Restructuring Support Agreement) and the Company. The Restructuring Support Agreement will automatically terminate after the effective date of the Prepackaged Plan. Moreover, the Consenting Creditors, the Consenting Non-Debtor Guarantors, and the Company each have termination rights if certain conditions, including milestones set forth in the Restructuring Support Agreement, as applicable, are not met.

The entry into the Restructuring Support Agreement constitutes an event of default that accelerated the Debtors’ respective obligations under certain debt instruments, including but not limited to the Credit Agreement, pursuant to which CFPI is a lender party and CFS serves as administrative agent and as collateral agent. The terms of the Credit Agreement provide that, as a result of the entry into the Restructuring Support Agreement, the principal and accrued and unpaid interest due thereunder shall be immediately due and payable. The amount of the obligations due under the Credit Agreement is approximately $52,108,299. Any efforts to enforce such payment obligations under the Credit Agreement are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights to enforce the Credit Agreement are subject to the applicable provisions of the Bankruptcy Code.

As contemplated by the Restructuring Support Agreement, on April 2, 2024 (the “Petition Date”), the Debtors filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) for relief under chapter 11 of the Bankruptcy Code, thereby commencing the chapter 11 cases (the “Chapter 11 Cases”). Also on April 2, 2024, as a result of the commencement of the Chapter 11 Cases, the following agreements terminated automatically pursuant to the respective terms thereof: (i) the Primary Common Stock Purchase Agreement, dated as of August 8, 2022, by and between the Company and CFPI (the “Purchase Agreement”); and (ii) the Registration Rights Agreement, dated as of August 8, 2022, by and among the Company, CFPI and YA II PN, Ltd. Subject to the terms thereof, the Purchase Agreement provided for an equity facility under which the Company could issue and sell to CFPI up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of Class A Common Stock, and (ii) the number of shares of the Class A Common Stock representing 19.99% of the voting power or number of shares of Class A Common Stock issued and outstanding immediately prior to the execution of such agreements. The Purchase Agreement also provided that the Company would issue to CFPI a commitment fee in the form of a number of shares of Class A Common Stock equal to (i) $1,250,000, divided by (ii) the closing price of the Class A Common Stock as of a date specified therein. CFPI also had certain registration rights with respect to any shares issued under the Purchase Agreement.

The transactions contemplated by the Restructuring Support Agreement, the Prepackaged Plan, and the DIP Term Sheet are subject to certain customary conditions, including approval by the Bankruptcy Court. Accordingly, no assurance can be given that the transactions described in the Restructuring Support Agreement, including the Prepackaged Plan, or that the DIP Facility, will be consummated.

The foregoing description of each of the Restructuring Support Agreement, including the Prepackaged Plan and the DIP Term Sheet, does not purport to be complete and is qualified in its entirety be reference to the full and complete terms of the Restructuring Support Agreement, including the Prepackaged Plan attached as Exhibit B thereto, and the DIP Term Sheet, a copy of each of which is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Exhibit

99.5	Restructuring Support Agreement, dated April 2, 2024, by and among View, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on April 2, 2024).
99.6	Summary of Proposed Terms and Conditions for DIP Financing and Use of Cash Collateral, dated as of April 2, 2024, by and among View, Inc. and the parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on April 2, 2024).

CUSIP No. 92671V304	Schedule 13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 2024

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald Securities

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).